November 12, 2009

Mail Stop 3010

Mr. Adam Langley
Chief Compliance Officer
Aspen Diversified Fund LLC
1230 Peachtree Street, NE
Suite 1750
Atlanta, GA 30309

> **Re: Aspen Diversified Fund LLC**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 16, 2009**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **File No. 000-52544**

Dear Mr. Langley:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Note B – Investments in Investment Funds & Futures Contracts, page F-11

1.   For your investments in investment funds, please disclose in future filings the valuation techniques used to measure fair value, including a discussion of changes

in the valuation techniques, if any, during the period. Refer to ASC 820-10-50-2.
Please provide us with your proposed disclosure in your response.

Note C – Net Assets, page F-18

2.   We note that a $4.4 million transfer occurred from Class B units to Class C units
        during 2008. Please explain this transaction and indicate why it did not impact
        number of units outstanding for each class as presented in the table on page F-19.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
proposed revisions that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief